HELPING OTHERS TO BE THE BEST THEY CAN BE

February 13, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

Terry French, Accounting Branch Chief

Michael Henderson, Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nord Anglia Education, Inc. (the “Company” or “we”)
Form 20-F for Fiscal Year Ended August 31, 2014
Filed November 19, 2014
File No. 001-36356

Dear Mr. Spirgel, Mr. French and Mr. Henderson:

We are responding to the Staff’s letter of February 3, 2015 regarding our annual report on Form 20-F for the year ended August 31, 2014 (the “2014 20-F”).  The Staff’s comment is repeated below and is followed by our response.

Consolidated Statement of Income, page F-4

We note that certain costs which appear to be of an operating nature have not been classified in your cost of sales, such as, property costs, which comprise all property-related costs associated with the operation of our business, and depreciation, amortization. Please revise your presentation of cost of goods sold to include all costs incurred to provide your services, including attributable overheads. Refer to paragraph 10 of IAS 8 and paragraph 103 of IAS 1.

When establishing our IFRS accounting policies and basis for presentation, we considered the classification of costs within the Company’s Consolidated Statement of Income.

We noted that IAS1 does not include a prescriptive definition of what should be included within cost of sales, and therefore we were required to establish a policy based on the nature of our business. We also considered presentational choices selected by a number of other listed groups that have a significant leased property base, and noted there was no clear precedent. We elected to designate those items that vary significantly with revenue levels, such as direct teaching costs, as our cost of sales, in line with how we run and monitor our business and consistent with certain other companies. The Company’s property costs are largely fixed costs that do not directly vary based on the level of services provided.

NORD ANGLIA EDUCATION 12/F, St. George’s Building, 2 Ice House Street, Central, Hong Kong T +852 3951 1100 www.nordangliaeducation.com

HELPING OTHERS TO BE THE BEST THEY CAN BE

Recognising that under IAS 1 an alternative presentation could be applied, we included a detailed discussion in the 2014 20-F that clearly defines our policy for presentation and the nature of both cost of sales and SG&A (see note 1 on page F-12), and we provided disclosure to explain the quantum of property costs included within SG&A (see note 5 on page F-34). As our business has significant fixed costs, the disclosure clearly explains to the user the costs that vary with revenue and those that do not. This basis is also consistent with how we report gross profit internally, and how we communicate this measure to our stakeholders and investors.

We agree with the Staff that an alternative presentation could be considered under IFRS and therefore in future filings with the Commission we propose to classify property costs and depreciation associated with the premium schools business within cost of sales, and reclassify all prior periods presented. We would propose to retain property costs and depreciation associated with head office and central/group properties within SG&A where we do not regard such costs to be directly associated with the cost of providing services. As we believe profit stated before the impact of fixed property costs is an important measure for our investors, we will continue to include this in our reported KPIs and reconcile accordingly to a GAAP measure.

We advise the Staff that amortization mainly represents costs associated with intangible assets acquired in our going private transaction in 2008, in addition to subsequent acquisitions. We have considered the presentation adopted by comparable companies and on this basis would propose to continue to present amortization as a separate line item below SG&A as these are not a cost of providing services. In future filings, we will include disclosure regarding the nature of the amortization expense.

* * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

NORD ANGLIA EDUCATION 12/F, St. George’s Building, 2 Ice House Street, Central, Hong Kong T +852 3951 1100 www.nordangliaeducation.com

HELPING OTHERS TO BE THE BEST THEY CAN BE

If you have any additional questions regarding the 2014 20-F, please do not hesitate to contact our Chief Financial Officer, Graeme Halder, at +852 9448-9080, or our U.S. counsel, Eugene Y. Lee of Latham & Watkins at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com.

Very truly yours,
Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
Name: Graeme Halder
Title: Chief Financial Officer

cc:                                Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.

Eugene Y. Lee, Esq., Latham & Watkins, Hong Kong

NORD ANGLIA EDUCATION 12/F, St. George’s Building, 2 Ice House Street, Central, Hong Kong T +852 3951 1100 www.nordangliaeducation.com